AM 5/27/2004 **

NF 5-27-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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04019548

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 26 2004 WASH. D.C. 158 PROCESSING

SEC FILE NUMBER
8- 3018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/29/03 (MM/DD/YY) AND ENDING 03/26/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Investec Ernst & Company

NN: **INVESTEC (US) INCORPORATED**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEAN GRAHAM **(212)-898-6447**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN J. MURABITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of INVESTEC (US) INCORPORATED, as of MARCH 26, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

FRANCINE A. CASALE
Notary Public, State of New York
No. 01CA4899286
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires June 29, 2 007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Investec (US) Incorporated

March 26, 2004
with Report of Independent Auditors

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Investec (US) Incorporated (the "Company") at and for the year ended March 26, 2004, are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of The New York Stock Exchange, Inc.

Steven J. Paraggio
Chief Financial Officer
Investec (US) Incorporated

John J. Murabito
Chief Executive Officer
Investec (US) Incorporated

Notary Public

FRANCINE A. CASALE
Notary Public, State of New York
No. 01CA4899286
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires June 29, 2007

Investec (US) Incorporated

Statement of Financial Condition

Year ended March 26, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
Investec (US) Incorporated

We have audited the accompanying statement of financial condition of Investec (US) Incorporated (the "Company") as of March 26, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec (US) Incorporated at March 26, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 18, 2004

Investec (US) Incorporated

Statement of Financial Condition

March 26, 2004

Assets		
Cash and cash equivalents		$ 9,489,073
Cash and securities segregated in compliance with federal and other regulations		3,000,000
Receivables from brokers, dealers and clearing organizations		3,054,154
Securities owned, at market value	$27,559,231	
Securities owned, pledged as collateral	999,850	
Total securities owned		28,559,081
Exchange memberships—owned by the Company, at cost (market value $3,571,000)		3,927,500
Fixed assets at cost, less accumulated depreciation and amortization of $7,174,083		987,187
Loans and advances		276,117
Other assets		2,556,433
Total assets		$ 51,849,545
Liabilities and stockholder's equity		
Payables to brokers, dealers and clearing organizations		$ 1,038,363
Securities sold, not yet purchased, at market value		3,568,577
Accounts payable		8,124,667
Accrued expenses and other liabilities		10,014,635
		22,746,242
Stockholder's equity:		
Common stock, $.01 par value; 100 shares Authorized; 10 shares outstanding		–
Additional paid-in capital		67,910,275
Accumulated deficit		(38,806,972)
Total stockholder's equity		29,103,303
Total liabilities and stockholder's equity		$ 51,849,545

The accompanying notes are an integral part of this statement of financial condition.

1. Description of Business

Investec (US) Incorporated (the "Company") is an indirect, wholly-owned subsidiary of Investec plc ("Investec"), a publicly owned specialist banking group. Investec is dually listed on the London and Johannesburg Stock Exchanges.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc., American Stock Exchange, Inc., National Association of Securities Dealers, Inc. and other regional exchanges. Its business includes fixed income, equity and options trading and brokerage activities.

In the year ended March 2003, the Company sold and exited several businesses. Included in accrued expenses and other liabilities is approximately $6.2 million for excess office space, severance and other benefits for terminated employees, contractual commitments and other contingent liabilities associated with the sold and exited businesses. One of the transactions provides for payments to the Company based on certain revenues of the acquirer over five years and the assumption of certain office and equipment leases. Net assets receivable pursuant to this sale are approximately $1.1 million at March 26, 2004.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Proprietary securities transactions, brokerage fees, commissions, and related expenses are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are for trading purposes and reported in the statement of financial condition at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations. Unrealized changes in market value are recognized in firm trading revenues in the period in which the change occurs.

2. Summary of Significant Accounting Policies (continued)

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers, dealers, and clearing organizations approximate their fair values due to their short-term nature.

The Company accounts for certain transfers of financial assets and collateral in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 established the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures pertaining to recognition and reclassification of collateral pledged to creditors and securitization transactions.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The Company had receivables from and payables to brokers, dealers and clearing organizations relating to the following at March 26, 2004:

Receivables:		
Deposits	$	294,647
Floor brokerage receivables		204,940
Receivable from clearing broker		1,494,855
Receivable from broker-dealer other		1,060,712
	$	3,054,154
Payables:		
Accrued interest payable	$	14,139
Payable to clearing broker		1,024,224
	$	1,038,363

Receivables from and payables to brokers, dealers and clearing organizations represent amounts due primarily as a result of the Company's trading, commission and brokerage activities.

4. Securities Owned and Securities Sold, Not Yet Purchased

At March 26, 2004, securities owned (including those pledged as collateral) and securities sold not yet purchased, consist of the following, at market value:

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$24,940,550	$ –
Corporate obligations	3,616,991	3,566,802
Stocks and warrants	1,539	1,775
	$28,559,081	$ 3,568,577

Securities owned, pledged as collateral represent proprietary positions, which have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others. Included in U.S. Government obligations at March 26, 2004 are securities owned, pledged as collateral for a letter of credit of approximately $1.0 million.

5. Income Taxes

As of March 26, 2004 the gross deferred tax asset and liability amounted to approximately $6.2 million and $0.8 million, respectively. A full valuation allowance is recorded on the net deferred tax asset as it has been determined that it is more likely than not that the Company will be unable to utilize this asset. The temporary differences that give rise to the gross deferred tax asset and liability at March 26, 2004 are as follows:

Deferred tax asset	
Accrued liabilities	$ 3,248,000
Furniture, equipment and leasehold improvements	2,456,000
Net operating loss	6,633,000
Other	498,000
Deferred tax liability	
Accrued liabilities	(26,000)
Other	(776,000)
Total net deferred tax asset before valuation allowance	12,033,000
Less valuation allowance	(12,033,000)
Total net deferred tax asset after valuation allowance	$ –

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by Investec USA Holdings Corp. and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal, state and local income taxes are determined for financial reporting purposes on a separate company basis. As determined under this practice and included in accounts payable, the Company has taxes payable to Investec USA Holdings Corp. of approximately $3.0 million.

The Company has a pre-tax effected federal net operating loss of approximately $12.2 million. The net operating losses are due to start expiring at March 31, 2023.

6. Commitments and Contingencies

The Company is a defendant in lawsuits and other actions incidental to its businesses. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

6. Commitments and Contingencies (continued)

The Company leases its office space and certain equipment under non-cancelable operating leases expiring at various dates through 2011. Accrued expenses and other liabilities includes approximately $4.2 million for excess office space and other contractual lease commitment payments at March 26, 2004 related to the sold and exited businesses, as described in Note 1.

Accrued expenses and other liabilities includes approximately $4.2 million for excess office space and other contractual lease commitment payments at March 26, 2004 related to the sold and exited businesses, as described in Note 1.

Future minimum payments and receipts (excluding expense escalation clauses) under the leases and subleases, respectively, are as follows:

	Minimum Lease Payments	Minimum Sub-Lease Receipts
Fiscal year ending March 31:		
2005	$ 4,903,000	$ 2,352,000
2006	4,333,000	1,910,000
2007	4,407,000	1,696,000
2008	4,358,000	1,686,000
2009	4,358,000	1,686,000
2010 and thereafter	6,464,000	2,950,000
Total	$ 28,823,000	$ 12,280,000

The Company may terminate its leases for office space at its option in 2005 at a cost of approximately $2.7 million, which would reduce minimum lease payments in subsequent years by approximately $13.3 million.

7. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

7. Employee Benefit Plans (continued)

In 2003, certain employees of the Company were granted options to purchase Investec stock, in accordance with an option grant program that was approved by Investec in 2002. Under terms of the approved program, options vest in equal 25% tranches on the second, third, fourth and fifth anniversaries of the grant date, and exercise is subject to Investec achieving certain financial performance conditions.

Certain executives and employees participate in an Investec arrangement that allows them to invest in a Trust that in turn invests in Investec related financial instruments on a leveraged basis. Contributions to the Trust are made solely by the participating employees and accordingly, the Company has not recorded any compensation expense related to this arrangement.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which specifies uniform minimum net capital requirements for its registrants.

The Company has elected the "alternative net capital requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in accordance with the formula for determination of reserve requirements for brokers and dealers (Rule 15c3-3). At March 26, 2004, the Company had net capital of approximately $20.4 million which exceeded minimum capital requirements by approximately $20.1 million.

8. Regulatory Requirements (continued)

Subsequent to the sale of assets related to its securities clearing business in August 2002, the Company ceased providing securities clearing services to customers and correspondents. However, the Company continued to maintain residual customer related receivable and payable balances at March 26, 2004. As a result, the Company continued to compute a reserve requirement for customers in accordance with Rule 15c3-3. The Company expects that all residual customer related receivable and payable balances will be transferred to Investec USA Holdings Corp or liquidated as it converts from a clearing to an introducing broker-dealer. At March 26, 2004, the Company had $3.0 million held on deposit in "Reserve Bank Accounts," including the value of qualified securities in accordance with Rule 15c3-3.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

9. Transactions with Related Parties

Included in other assets and accounts payable is approximately $232,000 and $5.1 million, respectively, at March 26, 2004, which represent receivables from and payables to affiliates.

10. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

Subsequent to the sale of assets related to its securities clearing business, the Company ceased providing securities clearing services to customers and correspondents. However, the Company continued to maintain residual customer related receivable and payable balances at March 26, 2004. As a result, the Company continued to compute a reserve requirement for customers in accordance with Rule 15c3-3. The Company expects that all residual customer related receivable and payable balances will be transferred to Investec USA Holdings Corp. or liquidated as it converts from a clearing to an introducing broker-dealer.

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

10. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company records commission income and expenses on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at a future date and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.